Via Facsimile and U.S. Mail
Mail Stop 6010

March 7, 2008

Steven F. McCann
Executive Vice President and Chief Financial Officer
Longs Drug Stores Corporation
141 North Civic Drive
Walnut Creek, CA 94596

Re: Longs Drug Stores Corporation
       Form 10-K for the Fiscal Year Ended January 25, 2007
       Filed March 16, 2007
       File Number: 001-08978

Dear Mr. McCann:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief